SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Formation of a Special Committee

Rio de Janeiro, December 23rd, 2014 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has approved today the formation of a Special Committee that will serve as  a reporting line for the independent internal investigation firms Trench, Rossi e Watanabe and Gibson, Dunn & Crutcher.

This Committee will act independently and will have a direct reporting line with the Board of Directors. Among its responsibilities are: (i) approve the Investigation Plan; (ii) receive and analyze the information addressed by the investigation firms; (iii) assure the investigation independency, assuring that it is not prevented or obstructed; (iv) analyze, approve and enable the implementation of the investigation firms recommendations; (v) communicate and/or authorize the communication between the investigation firms and competent authorities, including regulators, regarding the investigation status, its results, as well as measures taken by the Company; (vi) prepare the final report about the investigation results, as well as about the Committee´s recommendations regarding internal policies and procedures.

The Special Committee will be composed by 3 members: two independent individuals from outside the Company, a Brazilian and a foreigner member, with notable technical expertise; and a Chief Compliance, Risk and Governance Officer.

The Brazilian member will be Mrs. Ellen Gracie Northfleet, retired Minister of the Brazilian Supreme Court, and the foreign member will be Mr. Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010.

In order to expedite the investigations, the Special Committee shall commence its activities with the two independent members. The Chief Compliance, Risk and Governance Officer shall compose the Special Committee as soon as it is designated.

Mrs. Ellen Gracie Northfleet served as Chief Justice of the Brazilian Supreme Court from 2006 to 2008, in connection with the National Council of Justice which, among other duties, is responsible for administrative and financial performance of the Judicial Branch, compliance of judges functional duties, as well as ensure the compliance of the Government Principles and the legality of the administrative acts performed by the members of the Judicial Branch. Mrs. Ellen Gracie has a solid recognition inside and outside Brazil due to its expertise and vast experience with complex legal issues.

Mr. Andreas Pohlmann holds a law degree from Goethe University in Frankfurt and a PhD in law from Tuebingen University. From 2007 through 2010 Mr. Andreas Pohlmann was Chief Compliance Officer of Siemens AG and subsequently, until November 2011, Executive Board member of Ferrostaal AG, responsible for Compliance and Administration. In addition to its partnership at Pohlmann & Company, Mr. Andreas Pohlmann was Chief Compliance Officer and member of the Executive Committee of SNC-Lavalin Group Inc. in Montreal, Canada, from 2013 to 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.